DXC TECHNOLOGY COMPANY

1775 Tysons Boulevard

Tysons, Virginia 22102

July 7, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	DXC Technology Company
Registration Statements on Form S-4 (SEC File No. 333-218394)
Registration Statements on Form S-4 (SEC File No. 333-218395)

Dear Sir/Madam:

This letter is sent on behalf of DXC Technology Company (the “Company”) in connection with the above-referenced Registration Statements on Form S-4 (the “Registration Statements”), filed with the Securities and Exchange Commission (the “Commission”) by the Company pursuant to the Securities Act of 1933, as amended.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of each of the Registration Statements be accelerated to 9:00 a.m (Eastern Time) on July 11, 2017, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DXC TECHNOLOGY COMPANY

By:	/s/ William L. Deckelman, Jr.
	Name:	William L. Deckelman, Jr.
	Title:	Executive Vice President, General Counsel and Secretary